

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Joseph Massaro
Chief Financial Officer
Aptiv PLC
5 Hanover Quay, Grand Canal Dock
Dublin, D02 VY79, Ireland

>   **Re: Aptiv PLC**
>   **Form 10-K for the Fiscal Year Ended December 31, 2023**
>   **Filed February 6, 2024**
>   **File No. 001-35346**

Dear Joseph Massaro:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing